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UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

TRIAD HOSPITALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

89579K109

(CUSIP Number)

Dinakar Singh TPG-Axon Capital Management, L.P. 888 Seventh Avenue, 38th Floor New York, New York 10019 (212) 479-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -l(f) or 240.13d -l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89579K109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TPG-Axon GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,806,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,806,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,806,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%*
14	TYPE OF REPORTING PERSON OO

*All percentage ownership reported in this Schedule 13D/A is based on 88,020,293 shares of Common Stock issued and outstanding as of October 31, 2006, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed with Securities and Exchange Commission on November 7, 2006.

CUSIP No. 89579K109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TPG-Axon Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,698,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,698,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,698,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.07%*
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89579K109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TPG-Axon Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,698,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,698,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,698,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.07%*
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89579K109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TPG-Axon Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,806,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,806,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,806,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%*
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89579K109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TPG-Axon Partners (Offshore), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, BWI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,108,729
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,108,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,108,729
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89579K109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dinakar Singh LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,806,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,806,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,806,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89579K109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dinakar Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,806,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,806,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,806,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%*
14	TYPE OF REPORTING PERSON IN

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D originally filed on November 1, 2006 (File Number 005-56393) (the “Schedule 13D”), as previously amended by Amendments No. 1, No. 2 and No. 3 thereto on November 17, 2006, December 1, 2006 and December 12, 2006, respectively. This Amendment No. 4 is being filed by TPG-Axon GP, LLC (“GP LLC”), TPG-Axon Partners GP, L.P. (“Partners GP”), TPG-Axon Partners, LP (“TPG-Axon Domestic”), TPG-Axon Capital Management, L.P. (TPG-Axon Management”), TPG-Axon Partners (Offshore), Ltd. (“TPG-Axon Offshore”), Dinakar Singh LLC (“Singh LLC”) and Dinakar Singh (“Mr. Singh”). The foregoing persons are sometimes collectively referred to herein as the “Reporting Persons” or “TPG-Axon.” Any disclosures herein with respect to persons other than the Reporting Persons are based on the information and belief of the Reporting Persons. This Amendment No. 4 relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Triad Hospitals, Inc., a Delaware corporation (the “Issuer”). References herein to the “Shares” are to the shares of Common Stock of the Issuer being reported herein by the Reporting Persons.

     The Reporting Persons are making a single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint filing Agreement”) is attached hereto as Exhibit 1.

     TPG-Axon Management, as investment manager to TPG-Axon Domestic and TPG-Axon Offshore, has the power to direct the disposition and voting of the Shares held by TPG-Axon Domestic and TPG-Axon Offshore. Partners GP is the general partner of TPG-Axon Domestic. GP LLC is the general partner of Partners GP and TPG-Axon Management. Singh LLC is a Managing Member of GP LLC. Mr. Singh, an individual, is the Managing Member of Singh LLC and in such capacity may be deemed to control Singh LLC, GP LLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by TPG-Axon Domestic and TPG-Axon Offshore. Mr. Singh and Eric Mandelblatt (“Mr. Mandelblatt”) are Co-Chief Executive Officers of TPG-Axon Management.

     Each of Singh LLC, GP LLC, Partners GP, Mr. Singh and Mr. Mandelblatt disclaims beneficial ownership of all of the shares of Common Stock reported in this Amendment No. 4.

   Item 1. Security and Issuer

     No material change.

   Item 2. Identity and Background

     No material change.

   Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated as follows:

     TPG-Axon Offshore has purchased 5,108,729 Shares, using its investment capital and margin accounts in the ordinary course of business, for a total purchase price of approximately $214,904,330. TPG-Axon Domestic has purchased 2,698,071 Shares, using its investment capital and margin accounts in the ordinary course of business, for a total purchase price of approximately $113,495,981.

   Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following at the end thereof:

     TPG-Axon has been evaluating a range of potential actions regarding the Issuer.  TPG-Axon expects to nominate an alternative slate of five candidates for election as directors at the 2007 annual meeting of shareholders of the Issuer.  TPG-Axon is currently engaged in discussions with a number of potential candidates whom TPG-Axon is considering nominating for election, and anticipates that these discussions will be finalized in the near future and disclosed at that time.

   Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,806,800 Shares, representing approximately 8.87% of the Issuer’s outstanding Common Stock (based upon the 88,020,293 shares of Common Stock stated to be outstanding by the Issuer as of October 31, 2006, in the Issuer’s Form 10-Q for the period ending on September 30, 2006, filed with the Securities and Exchange Commission on November 7, 2006). Each of Mr. Singh, Singh LLC, TPG-Axon Management and GP LLC may be deemed to beneficially own 7,806,800 Shares. TPG-Axon Offshore may be deemed to beneficially own 5,108,729 Shares. Each of Partners GP and TPG-Axon Domestic may be deemed to beneficially own 2,698,071 Shares. Each Reporting Person disclaims beneficial ownership of any of the Shares other than as reported herein as being directly held by it.

     (b) As of the date hereof, Mr. Singh, Singh LLC, TPG-Axon Management and GP LLC have, directly or indirectly, the right to vote and dispose or direct the disposition of 7,806,800 Shares. TPG-Axon Offshore has, directly or indirectly, the right to vote and dispose or direct the disposition of 5,108,729 Shares. Each of Partners GP and TPG-Axon Domestic has, directly or indirectly, the right to vote and dispose or direct the disposition of 2,698,071 Shares. (The percentages herein are based upon the 88,020,293 shares of Common Stock stated to be outstanding by the Issuer as of October 31, 2006, in the Issuer’s Form 10-Q for the period ending on September 30, 2006, filed with the Securities and Exchange Commission on November 7, 2006).

     (c) See Exhibit 4 attached hereto.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by adding the following at the end thereof:

     Certain of the Reporting Persons have arrangements with a number of potential director candidates relating to fees, expense reimbursement and indemnification in the event certain of the Reporting Persons decide to nominate such candidates for election as directors of the Issuer.

   Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended and restated as follows:

Exhibit 1.	Joint Filing Agreement, dated October 31, 2006, signed by each of the Reporting Persons (previously filed on November 1, 2006 and incorporated by reference herein).
Exhibit 2.	Letter to the Issuer, dated November 16, 2006 (previously filed on November 17, 2006 and incorporated by reference herein).
Exhibit 3.	Letter to the Issuer, dated December 12, 2006 (previously filed on December 12, 2006 and incorporated by reference herein).
Exhibit 4.	Table of Transactions.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2007

TPG-Axon GP, LLC

By:	/s/ Dinakar Singh

Dinakar Singh
Co-President

TPG-Axon Partners GP, L.P.
By: TPG-Axon GP, LLC, general partner

By:	/s/ Dinakar Singh

Dinakar Singh
Co-President

TPG-Axon Partners, LP
By: TPG-Axon Partners GP, L.P., general partner
By: TPG-Axon GP, LLC, general partner

By:	/s/ Dinakar Singh

Dinakar Singh
Co-President

TPG-Axon Capital Management, L.P.
By: TPG-Axon GP, LLC, general partner

By:	/s/ Dinakar Singh

Dinakar Singh
Co-President

TPG-Axon Partners (Offshore), Ltd.

By:	/s/ Dinakar Singh

Dinakar Singh
Director

Dinakar Singh LLC

By:	/s/ Dinakar Singh

Dinakar Singh
Managing Member

/s/ Dinakar Singh

Dinakar Singh

LIST OF EXHIBITS
TO SCHEDULE 13D/A

1.	Joint Filing Agreement, dated October 31, 2006, signed by each of the Reporting Persons (previously filed on November 1, 2006 and incorporated by reference herein).

2.	Letter to the Issuer, dated November 16, 2006 (previously filed on November 17, 2006 and incorporated by reference herein).

3.	Letter to the Issuer, dated December 12, 2006 (previously filed on December 12, 2006 and incorporated by reference herein).

4.	Table of Transactions.